 ------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             On2 Technologies, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68338A-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                                 425 Park Avenue
                               New York, NY 10043
                                 (212) 559-1000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 5, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                           -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 1 of 15 pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Insurance Company ("TIC")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Connecticut
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       10,958,572**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       10,958,572**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,958,572**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                           |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              18.2%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Represents (1) 1,600,000 shares of Common Stock directly beneficially owned by TIC, (2) 400,000 shares of Common Stock indirectly beneficially owned by TIC through ownership of 400,000 Preferred Stock Purchase Units ("Company Units") issued by On2 Technologies, Inc. (the "Company"), (3) options to purchase 30,000 shares of Common Stock, (4) 3,571,429 shares of the Company's Series C-VI Preferred Stock, no par value ("Series C-VI Preferred") and (5) 5,357,143 warrants ("Series C-VI Warrants"). Each Company Unit consists of one share of no par value Series A Convertible Preferred Stock ("Series A Preferred"). Each share of Series A Preferred is non-voting and may be converted at the Reporting Person's option, at any time, into one share of the Company's Common Stock. Each share of Series C-VI Preferred is non-voting and may be converted into one share of Common Stock, subject to certain terms and conditions. Each Series C-VI Warrant may be exchanged for one share of Common Stock at an exercise price of $0.56 per share, subject to certain terms and conditions.

--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
CUSIP No. 68338A-10-7              SCHEDULE 13D            Page 2 of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Indemnity Company ("Travelers Indemnity")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       11,890,295**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       11,890,295**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,890,295**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             |_|
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             19.6%**
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (1) 2,142,592 shares of Common Stock directly beneficially owned by Travelers Indemnity, (2) 2,578,947 shares of the Company's Series C-IV Preferred Stock, par value of $0.01 per share ("Series C-IV Preferred"), (3) 644,741 Series C-IV Warrants ("Series C-IV Warrants"), (4) 5,227,552 shares of the Company's Series C-V Preferred Stock, par value of $0.01 per share ("Series C-V Preferred"), and (5) 1,296,463 Series C-V Warrants ("Series C-V Warrants"). Each share of Series C-IV and C-V Preferred is non-voting and may be converted into one share of Common Stock, subject to certain terms and conditions. Each Series C-IV and C-V Warrant may be exchanged for one share of Common Stock, subject to certain terms and conditions.

--------------------------------------------------------------------------------

-----------------------------                       ----------------------------
CUSIP No. 68338A-10-7              SCHEDULE 13D           Page 3  of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Travelers Insurance Group Holdings, Inc.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       11,890,295**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       11,890,295**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,890,295**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              19.6%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity.

--------------------------------------------------------------------------------

------------------------------                      ----------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 4 of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Travelers Property Casualty Corp. ("TAP")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       11,890,295**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       11,890,295**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              11,890,295**

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              19.6%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity.

--------------------------------------------------------------------------------

-------------------------------                        -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D           Page 5 of 15 pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              PFS Services, Inc. ("PFS")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Georgia
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       22,848,867**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       22,848,867**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              22,848,867**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              32.7%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity and TIC.

--------------------------------------------------------------------------------

---------------------------                            -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D             Page 6 of 15 pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Associated Madison Companies, Inc. ("Associated Madison")
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
-------------------------------------------------------------------------------
     3         SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       22,848,867**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       22,848,867**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              22,848,867**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                     |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              32.7%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity and TIC.

--------------------------------------------------------------------------------

--------------------------                        ------------------------------
CUSIP No. 68338A-10-7            SCHEDULE 13D                 Page 7 of 15 pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Inc. ("Citigroup")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       22,863,027**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       22,863,027**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              22,863,027**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              32.7%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity, TIC and other subsidiaries of Citigroup Inc.


--------------------------------------------------------------------------------

SCHEDULE 13D

This Amendment No. 5 to a Schedule 13D filed on May 17, 2000, as amended by Amendment No. 1 filed on June 16, 2000, Amendment No. 2 filed on July 23, 2001, Amendment No. 3 filed on August 17, 2001 and Amendment No. 4 filed on April 12, 2002, relates to the Common Stock, par value $0.01, of On2 Technologies, Inc., formerly known as On2.com, Inc. (the "Company"), a Delaware corporation. Information contained in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No.
5. Information given in response to each item shall be deemed incorporated by reference in all other items. Terms used and not defined herein have the meaning ascribed to them in said Schedule 13D.


ITEM 4. PURPOSE OF TRANSACTION

      The response to Item 4 of the Schedule 13D is hereby amended and supplemented as follows.

      From April 2, 2002 through April 30, 2002, Travelers Indemnity disposed of 792,000 shares of Common Stock in open market transactions in the ordinary course of business. Such dispositions of Common Stock were carried out pursuant to filings on Form 144 for the sale of up to 1,600,000 shares of Common Stock. This Amendment is being filed because the dispositions of the Common Stock may be deemed to be material under Exchange Act Rule 13d-2(a). See Item 5 for a description of the specific transactions.


ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

     The response to Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

     The percentages calculations in Item 5 of this Schedule 13D are based upon 50,798,896 shares of Common Stock outstanding as of April 30, 2002 (based on information provided to the Reporting Persons by the Company).

     (a) TIC. As of April 30, 2002, TIC beneficially owns 10,958,572, or 18.2%, of the Company's Common Stock, as follows: (i) TIC is the direct beneficial owner of 1,600,000 shares of Common Stock; (ii) TIC is the indirect beneficial owner of 400,000 shares of Common Stock through ownership of 400,000 Preferred Stock Purchase Units, each of which may be converted into one share of Common Stock at any time; (iii) TIC is the indirect beneficial owner of 30,000 shares of Common Stock through ownership of stock options the Company granted to Jack L, Rivkin, a member of the Company's Board of Directors, at a time when Mr. Rivkin was an employee of a subsidiary of Citigroup (Mr. Rivkin has assigned his interest in the options to TIC); (iv) TIC is the indirect beneficial owner of 3,571,429 shares of Common Stock through ownership of 3,571,429 shares of the Company's Series C-VI Preferred Stock, each of which may be exchanged, subject to certain conditions, for one share of Common Stock; and (v) TIC is the indirect beneficial owner of 5,357,143 shares of Common Stock through ownership of 5,357,143 Series C-VI Warrants, each of which may be exchanged, subject to certain conditions, for one share of Common Stock at an exercise price of $0.56 per share. TIC disclaims beneficial ownership of the 11,890,295 shares of Common Stock held by Travelers Indemnity and the 14,160 shares of Common Stock held by other subsidiaries of Citigroup.

     TRAVELERS INDEMNITY. As of April 30, 2002, Travelers Indemnity beneficially owns 11,890,295 shares, or 19.6%, of the Company's Common Stock, as follows: (i) Travelers Indemnity is the direct beneficial owner of 2,142,592 shares of Common Stock; (ii) Travelers Indemnity is the indirect beneficial owner of 2,578,947 shares of Common Stock through ownership of 2,578,947 shares of Series C-IV Preferred Stock, each of which may be converted into one share of Common Stock at any time; (iii) Travelers Indemnity is the indirect beneficial owner of 644,741 shares of Common Stock through ownership of 644,741 Series C-IV Warrants, each of which may be exchanged, subject to certain conditions, for one share of Common Stock at an exercise price of $2.65 per share; (iv) Travelers

--------------------------------------------------------------------------------

Indemnity is the indirect beneficial owner of 5,227,552 shares of Common Stock through ownership of 5,227,552 shares of Series C-V Preferred Stock, each of which may be converted into one share of Common Stock at any time; and (v) Travelers Indemnity is the indirect beneficial owner of 1,296,463 shares of Common Stock through ownership of 1,296,463 Series C-V Warrants, each of which may be exchanged, subject to certain conditions, for one share of Common Stock at an exercise price of $1.14 per share. Travelers Indemnity disclaims beneficial ownership of the 10,958,572 shares of Common Stock held by TIC and the 14,160 shares of Common Stock held by other subsidiaries of Citigroup.

     TIGHI AND TAP. As of April 30, 2002, each of TIGHI and TAP indirectly beneficially owns, exclusively through their holding company structures, 11,890,295 shares, or 19.6%, of Common Stock representing the Common Stock beneficially owned by Travelers Indemnity. Each of TIGHI and TAP disclaims beneficial ownership of the 10,958,572 shares of Common Stock held by TIC and the 14,160 shares of Common Stock held by other subsidiaries of Citigroup.


     PFS AND ASSOCIATED MADISON. As of April 30, 2002, each of PFS and Associated Madison indirectly beneficially owns, exclusively through their holding company structures, 22,848,867 shares, or 32.7%, of Common Stock, representing (i) 10,958,572 shares beneficially owned by TIC and (ii) 11,890,295 shares beneficially owned by Travelers Indemnity. Each of PFS and Associated Madison disclaims beneficial ownership of the 14,160 shares of Common Stock held by other subsidiaries of Citigroup.

     CITIGROUP. As of April 30, 2002, Citigroup indirectly beneficially owns, exclusively through its holding company structure, 22,863,027 shares, or 32.7%, of Common Stock, representing (i) 10,958,572 shares beneficially owned by TIC,
(ii) 11,890,295 shares beneficially owned by Travelers Indemnity and (iii) 14,160 shares beneficially owned by other subsidiaries of Citigroup.

     (b) TIC, PFS, Associated Madison and Citigroup may be deemed to share the voting and dispositive power of 10,958,572 shares of Common Stock beneficially owned by TIC. Travelers Indemnity, TIGHI, TAP, PFS, Associated Madison and Citigroup may be deemed to share the voting and dispositive power of 11,890,295 shares of Common Stock beneficially owned by Travelers Indemnity. Citigroup may be deemed to share the voting and dispositive power of 14,160 shares of Common Stock beneficially owned by other subsidiaries of Citigroup. This Schedule 13D is being filed because of TIGHI's 100% ownership interest in Travelers Indemnity, TAP's 100% ownership interest in TIGHI, PFS's 100% ownership interest in TIC and a majority interest in TAP, Associated Madison's 100% ownership interest in PFS and Citigroup's 100% ownership interest in Associated Madison.

     (c) The Reporting Persons effected the following transactions in shares of Common Stock during the past 60 days:

     TRAVELERS INDEMNITY. Travelers Indemnity sold in open market transactions 792,000 shares of Common Stock as follows:

             TRADE DATE     SHARES    PRICE
             ----------     ------    -----
             04/02/2002     30,000     0.42

             04/03/2002    106,000     0.45

             04/04/2002     80,000     0.43

             04/05/2002     70,000     0.44

             04/08/2002     40,000     0.44

             04/09/2002     25,000     0.44

             04/10/2002     40,000     0.43

--------------------------------------------------------------------------------

             04/17/2002     20,000     0.41

             04/18/2002     10,000     0.41

             04/19/2002     13,000     0.42

             04/22/2002     20,000     0.43

             04/23/2002     65,000     0.46

             04/24/2002     75,000     0.43

             04/25/2002     75,000     0.43

             04/26/2002     65,000     0.43

             04/29/2002     35,100     0.44

             04/30/2002     22,900     0.41




ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT           DESCRIPTION
-------           -----------
99.1              Joint Filing Agreement among the Reporting Persons




--------------------------------------------------------------------------------

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 29, 2002

The Travelers Indemnity Company
-------------------------------

By:    /s/ Paul Eddy
    ---------------------------
Name: Paul Eddy
Title:  Assistant Secretary


Travelers Insurance Group Holdings Inc.
---------------------------------------

By:    /s/ Paul Eddy
   ---------------------------
Name: Paul Eddy
Title:  Assistant Secretary


Travelers Property Casualty Corp.
---------------------------------

By:    /s/ Paul Eddy
    ---------------------------
Name: Paul Eddy
Title:  Assistant Secretary


The Travelers Insurance Company
-------------------------------

By:    /s/ Joseph B. Wollard
    ---------------------------
Name: Joseph B. Wollard
Title:  Assistant Secretary


PFS Services, Inc.
------------------

By:    /s/ Joseph B. Wollard
   ---------------------------
Name: Joseph B. Wollard
Title:  Assistant Secretary


Associated Madison Companies, Inc.
----------------------------------

By:    /s/ Joseph B. Wollard
   ---------------------------
Name: Joseph B. Wollard
Title:  Assistant Secretary

Citigroup Inc.
--------------
By:    /s/ Joseph B. Wollard
   ---------------------------
Name: Joseph B. Wollard
Title:  Assistant Secretary

--------------------------------------------------------------------------------

                                  EXHIBIT LIST


EXHIBIT           DESCRIPTION
-------           -----------
99.1              Joint Filing Agreement among the Reporting Persons



















--------------------------------------------------------------------------------